UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

AUGUST 10, 2010

Commission File Number: 000-30134

CDC CORPORATION

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

11/F, ING Tower

308 Des Voeux Road Central

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

☒    Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes                     ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit	Description

1.01	Press release dated August 10, 2010 CDC Corporation Reports Improved Adjusted EBITDA of $9.6 Million in the Second Quarter of 2010 compared to $8.4 million in the First Quarter of 2010

1.02	Press release dated August 9, 2010 CDC Global Services Forms New Consulting Practice to Service China’s State-Owned Enterprises, Government Agencies and Large Private Sector Businesses

1.03	Press release dated August 2, 2010 CDC Corporation to Hold Second Quarter 2010 Earnings Call on August 10, 2010 at 8:30 AM EDT

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2010

CDC CORPORATION

By:	/S/ DONALD L. NOVAJOSKY
Name:	Donald L. Novajosky
Title:	Vice President, Associate General Counsel & Secretary

EXHIBIT INDEX

Exhibit	Description

1.01	Press release dated August 10, 2010 CDC Corporation Reports Improved Adjusted EBITDA of $9.6 Million in the Second Quarter of 2010 compared to $8.4 million in the First Quarter of 2010

1.02	Press release dated August 9, 2010 CDC Global Services Forms New Consulting Practice to Service China’s State-Owned Enterprises, Government Agencies and Large Private Sector Businesses

1.03	Press release dated August 2, 2010 CDC Corporation to Hold Second Quarter 2010 Earnings Call on August 10, 2010 at 8:30 AM EDT